Exhibit 1
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FOR IMMEDIATE RELEASE                                            6 February 2009


                                  WPP plc (WPP)

                            Board Directorate Change

Mr David Komansky (former Chairman and CEO of Merrill Lynch) has stepped down from the WPP Board with effect from 6 February 2009.


Contact:
Feona McEwan, WPP                                      T. +(0)20 7408 2204
www.wpp.com
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